WARDROP

August 14, 2009 0852530100-COA-R0002-00

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

**Subject Great Panther Resources Ltd. / Guanajuato Property, Cata Clavo Zone**

Dear Sirs/Mesdames:

I, Gregory Zale Mosher, P.Geo., of Wardrop Engineering Inc. do hereby consent to the public filing with the above listed commissions and with any other applicable regulatory authorities, of the technical report entitled "Technical Report on the Cata Clavo Zone, Guanajuato Mine Property, Mexico", dated August 13, 2009 (Document No. 0852530100-REP-R0001-00) in support of the news release by Great Panther Resources Ltd. dated June 30, 2009.

I also certify that I have read the news release being filed by Great Panther Resources Ltd. dated June 30, 2009 and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 14th day of August, 2009

SIGNED

*"Original Document, Revision 00 signed and sealed by Gregory Zale Mosher, P.Geo."*

Gregory Zale Mosher, P.Geo.
Senior Geologist
Wardrop Engineering Inc.